Exhibit 99.1

Aurora Mobile Limited Announces Third Quarter 2024

Unaudited Financial Results

SHENZHEN, CHINA, November 14, 2024 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial Highlights

•	Revenues were RMB79.1 million (US$11.3 million), an increase of 7% year-over-year.

•	Cost of revenues was RMB25.8 million (US$3.7 million), an increase of 19% year-over-year.

•	Gross profit was RMB53.2 million (US$7.6 million), an increase of 2% year-over-year.

•	Total operating expenses were RMB57.1 million (US$8.1 million), a decrease of 5% year-over-year.

•	Net loss was RMB2.2 million (US$0.3 million), compared with a net loss of RMB7.0 million for the same quarter last year.

•	Net loss attributable to Aurora Mobile Limited’s shareholders was RMB2.6 million (US$0.4 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB6.8 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB0.9 million (US$0.1 million), compared with a RMB2.1 million adjusted net income for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was RMB0.6 million (US$82 thousand), compared with RMB4.5 million for the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “This quarter has been remarkable from financial results perspective. There were a few record-breaking events that we have achieved. The snapshots for this quarter are as follows:

•	Firstly, we are writing our own history! In this quarter, we recorded the 5th consecutive quarterly positive Adjusted EBITDA.

•	Secondly, Developer Subscription revenue recorded both 7% growth quarter-over-quarter and 11% growth year-over-year. More importantly, the quarterly revenue has exceeded RMB50 million for the first time in history. Yet another record-breaking event in this quarter!

•	Thirdly, we recorded net operating cash inflow of RMB12.3 million. This is the highest level for the past 16 quarters.

•	Fourthly, our EngageLab business continues to grow significantly in terms of both customer numbers (grew 32% quarter-over-quarter) and cumulative signed contract value (grew 23% quarter-over-quarter).

Our Subscription Services revenues of RMB51.7 million grew strongly by 11% year-over-year and by 7% quarter-over-quarter. The year-over-year and quarter-over-quarter revenue growth was mainly driven by increase in ARPU. Another major contributor of this impressive revenue growth was the solid performance of our EngageLab business. The EngageLab business has contributed strong revenue growth in this quarter. On year-over-year basis, the recognized revenue for EngageLab has grown close to 100%.”

Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “We have been diligent in growing and managing our business. We keep our operating expenses to an optimal level to support business growth and expansion. Our gross profit in this quarter recorded good growth, both year-over-year and quarter-over-quarter, where gross profit grew every quarter to new heights from Q1 to Q3 in 2024. Last, but not least, our net loss narrowed by 69% on a year-over-year basis.”

Third Quarter 2024 Financial Results

Revenues were RMB79.1 million (US$11.3 million), an increase of 7% from RMB74.1 million in the same quarter of last year, mainly due to a 12% increase in revenue from Developer Services and partially offset by a 4% decrease in revenue from Vertical Applications.

Cost of revenues was RMB25.8 million (US$3.7 million), an increase of 19% from RMB21.8 million in the same quarter of last year. The increase was mainly due to a RMB1.8 million increase in technical service cost, a RMB0.3 million increase in cloud costs and a RMB0.8 million increase in short messaging cost.

Gross profit was RMB53.2 million (US$7.6 million), an increase of 2% from RMB52.3 million in the same quarter of last year.

Total operating expenses were RMB57.1 million (US$8.1 million), a decrease of 5% from RMB60.0 million in the same quarter of last year.

•	Research and development expenses were RMB24.2 million (US$3.4 million), a decrease of 26% from RMB32.8 million in the same quarter of last year, mainly due to a RMB3.1 million decrease in personnel costs, a RMB3.0 million decrease in technical service fee, a RMB1.9 million decrease in cloud cost and a RMB0.8 million decrease in depreciation expense.

•	Sales and marketing expenses were RMB22.4 million (US$3.2 million), an increase of 3% from RMB21.8 million in the same quarter of last year, mainly due to a RMB1.1 million increase in travel expense.

•	General and administrative expenses were RMB10.4 million (US$1.5 million), an increase of 92% from RMB5.4 million in the same quarter of last year, mainly due to there was a one-time gain on disposal of property and equipment of RMB7.6 million in Q3’2023 which was non-existence in Q3’2024. The impact was partially offset by a RMB1.5 million decrease in personnel costs.

Loss from operations was RMB3.6 million (US$0.5 million), compared with RMB1.8 million in the same quarter of last year.

Net Loss was RMB2.2 million (US$0.3 million), compared with RMB7.0 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB0.9 million (US$0.1 million), compared with a RMB2.1 million adjusted net income in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was RMB0.6 million (US$82 thousand), compared with RMB4.5 million for the same quarter of last year.

The cash and cash equivalents and restricted cash were RMB101.1 million (US$14.4 million) as of September 30, 2024 compared with RMB115.0 million as of December 31, 2023.

Update on Share Repurchase

As of September 30, 2024, the Company had repurchased a total of 245,638 ADS, of which 28,995 ADSs, or around US$150.4 thousand were repurchased during the third quarter in 2024.

Conference Call

The Company will host an earnings conference call on Thursday, November 14, 2024 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: https://register.vevent.com/register/BIbffdeba3d6fd4cb59da31309ca6efd3f

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/(loss) as net loss excluding share-based compensation, reduction in force charges and impairment of long-term investments. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, amortization of land use right, income tax expenses/(benefits), share-based compensation, reduction in force charges and impairment of long-term investments.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises' digital transformation.

For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0176 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2024.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues	74,058	79,441	79,052	11,265	212,822	223,017	31,780
Cost of revenues	(21,756)	(26,670)	(25,846)	(3,683)	(66,817)	(70,668)	(10,070)
Gross profit	52,302	52,771	53,206	7,582	146,005	152,349	21,710
Operating expenses
Research and development	(32,797)	(23,652)	(24,157)	(3,442)	(94,721)	(70,490)	(10,045)
Sales and marketing	(21,750)	(20,478)	(22,448)	(3,199)	(60,649)	(60,317)	(8,595)
General and administrative	(5,436)	(10,677)	(10,447)	(1,489)	(33,582)	(34,056)	(4,853)
Total operating expenses	(59,983)	(54,807)	(57,052)	(8,130)	(188,952)	(164,863)	(23,493)
Other operating income(1)	5,850	1,055	202	29	10,179	2,836	404
Loss from operations	(1,831)	(981)	(3,644)	(519)	(32,768)	(9,678)	(1,379)
Foreign exchange gain/(loss), net	26	12	195	28	(67)	184	26
Interest income	269	195	211	30	953	2,593	369
Interest expenses	(209)	(42)	(42)	(6)	(650)	(90)	(13)
Other (loss)/income	(5,439)	(20)	1,048	149	(13,966)	1,043	149
Change in fair value of structured deposits	11	15	50	7	24	88	13
Loss before income taxes	(7,173)	(821)	(2,182)	(311)	(46,474)	(5,860)	(835)
Income tax benefits/(expenses)	177	(483)	24	3	506	(215)	(31)
Net loss	(6,996)	(1,304)	(2,158)	(308)	(45,968)	(6,075)	(866)
Less: net (loss)/income attributable to noncontrolling interests and redeemable noncontrolling interests	(225)	(304)	423	60	(1,115)	(95)	(14)
Net loss attributable to Aurora Mobile Limited’s shareholders	(6,771)	(1,000)	(2,581)	(368)	(44,853)	(5,980)	(852)
Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares - basic and diluted	(0.08)	(0.01)	(0.03)	(0.00)	(0.56)	(0.08)	(0.01)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	62,731,319	62,603,736	62,717,083	62,717,083	62,813,504	62,669,237	62,669,237
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive (loss)/income
Foreign currency translation adjustments	(343)	208	(826)	(118)	1,640	(540)	(77)
Total other comprehensive (loss)/income, net of tax	(343)	208	(826)	(118)	1,640	(540)	(77)
Total comprehensive loss	(7,339)	(1,096)	(2,984)	(426)	(44,328)	(6,615)	(943)
Less: comprehensive (loss)/income attributable to noncontrolling interests and redeemable noncontrolling interests	(225)	(304)	423	60	(1,115)	(95)	(14)
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders	(7,114)	(792)	(3,407)	(486)	(43,213)	(6,520)	(929)

(1) Beginning on January 1, 2024 we classified the government grants that are operating in nature as other operating income. Comparative figures were reclassified to conform to this presentation.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2023	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	114,521	100,755	14,357
Restricted cash	486	367	52
Accounts receivable	34,344	40,524	5,775
Prepayments and other current assets	20,225	20,175	2,875
Total current assets	169,576	161,821	23,059
Non-current assets:
Long-term investments	112,912	112,488	16,029
Property and equipment, net	1,433	3,179	453
Operating lease right-of-use assets	4,081	20,884	2,976
Intangible assets, net	17,941	14,697	2,094
Goodwill	37,785	37,785	5,384
Deferred tax assets	1,072	442	63
Other non-current assets	5,387	6,136	875
Total non-current assets	180,611	195,611	27,874
Total assets	350,187	357,432	50,933
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	-	3,000	427
Accounts payable	21,073	27,072	3,858
Deferred revenue and customer deposits	141,518	134,810	19,210
Operating lease liabilities	4,007	5,403	770
Accrued liabilities and other current liabilities	74,682	68,015	9,692
Total current liabilities	241,280	238,300	33,957
Non-current liabilities:
Operating lease liabilities	629	16,128	2,298
Deferred tax liabilities	3,994	3,419	487
Other non-current liabilities	563	567	81
Total non-current liabilities	5,186	20,114	2,866
Total liabilities	246,466	258,414	36,823
Shareholders’ equity:
Common shares	50	50	7
Treasury shares	(2,453)	(1,669)	(238)
Additional paid-in capital	1,045,397	1,046,525	149,129
Accumulated deficit	(988,669)	(994,649)	(141,736)
Accumulated other comprehensive income	19,223	18,683	2,662
Total Aurora Mobile Limited’s shareholders’ equity	73,548	68,940	9,824
Noncontrolling interests	30,173	30,078	4,286
Total shareholders’ equity	103,721	99,018	14,110
Total liabilities and shareholders’ equity	350,187	357,432	50,933

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Income/(Loss):
Net loss	(6,996)	(1,304)	(2,158)	(308)	(45,968)	(6,075)	(866)
Add:
Share-based compensation	2,848	913	1,249	178	10,054	3,430	489
Reduction in force charges	619	-	-	-	2,358	-	-
Impairment of long-term investment	5,604	-	-	-	15,264	-	-
Adjusted net income/(loss)	2,075	(391)	(909)	(130)	(18,292)	(2,645)	(377)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(6,996)	(1,304)	(2,158)	(308)	(45,968)	(6,075)	(866)
Add:
Income tax (benefits)/expenses	(177)	483	(24)	(3)	(506)	215	31
Interest expenses	209	42	42	6	650	90	13
Depreciation of property and equipment	868	371	361	51	4,853	1,112	158
Amortization of intangible assets	1,519	1,115	1,112	158	4,714	3,596	512
Amortization of land use right	-	-	-	-	994	-	-
EBITDA	(4,577)	707	(667)	(96)	(35,263)	(1,062)	(152)
Add:
Share-based compensation	2,848	913	1,249	178	10,054	3,430	489
Reduction in force charges	619	-	-	-	2,358	-	-
Impairment of long-term investment	5,604	-	-	-	15,264	-	-
Adjusted EBITDA	4,494	1,620	582	82	(7,587)	2,368	337

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2023	June 30, 2024	September 30, 2024		September 30, 2023	September 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
Developer Services	51,534	56,406	57,485	8,191	149,071	158,640	22,606
Subscription	46,659	48,124	51,651	7,360	124,693	142,126	20,253
Value-Added Services	4,875	8,282	5,834	831	24,378	16,514	2,353
Vertical Applications	22,524	23,035	21,567	3,074	63,751	64,377	9,174
Total Revenue	74,058	79,441	79,052	11,265	212,822	223,017	31,780
Gross Profits	52,302	52,771	53,206	7,582	146,005	152,349	21,710
Gross Margin	70.6%	66.4%	67.3%	67.3%	68.6%	68.3%	68.3%